EXHIBIT 14

North Zone
Main Zone
1000'
1. Almaden Gold Property, Idaho

2. Drilling at Grew Creek, Yukon

3. Auger Soil Sampling at Rob, Alaska

Chairman's Letter

Harry Barr
Chairman

To Our Shareholders

2005 has been a pivotal year in defining and implementing Freegold's corporate strategy. During the year we have attracted new management to assist our existing team to further our objectives, made new gold discoveries, and have reinforced our emphasis on advanced stage gold projects. As Chairman, it is my mandate to continue the team development of Freegold and to assist in our corporate development and financing efforts.

In October 2005, Mr. Steve Manz became President and C.E.O. of our Company. Mr. Manz brings to the Company a strong track record of financing and developing gold projects. Over the past 17 years, he has been directly involved in securing over $700 million of debt and equity financing for junior and mid-tier resource companies, and has been instrumental in the creation and refinancing of several North American gold producers. In addition, we have recently added Mr. Michael Gross to our team as our new Vice President of Exploration. Mr. Gross has served as Vice President Operations of numerous North American gold mining companies and has an excellent track record of developing and running precious metal mines. Mr. Manz's and Mr. Gross' expertise will be invaluable in the further development of our existing projects, and in the implementation of a strong growth through acquisition strategy.

Over the years, the Company has brought together and prudently held during periods of low gold prices, a portfolio of advanced-staged projects in Idaho (Almaden), the Yukon (Grew Creek) and Alaska (Golden Summit), in addition to an earlier-stage exploration project in Alaska (Rob). In excess of 1,000 holes have been drilled into these projects, with the majority having been conducted as definition drilling of specific projects by prior operators during periods of lower gold prices.

Our strategy going forward is to maximize the value of our current projects through new economic evaluations, new approaches to project expansion and development, and the generation of internal cash flow from our existing projects where possible as a means of minimizing future equity dilution. In order to enhance market awareness, we also intend to increase our efforts at communicating our story and news on the advancement of our various projects to the investment community.

Finally, as with all forward looking companies, we continue to evaluate acquisition opportunities and are currently involved in the review of a number of advanced-stage projects that we feel would be a nice complement to our existing assets.

The future of gold exploration has never looked brighter. The price of gold, it's increased demand matched with lower production and dwindling reserves, all point to an unprecedented period of growth for our industry. I personally look forward to being part of the Freegold team during this exciting period in our industry. On behalf of the Board of Directors of Freegold Ventures Limited and our management team, I thank you, our shareholders, for your ongoing support and continued interest in our Company.

Yours truly,

Harry G. Barr
Chairman
Freegold Ventures Limited

March 2006

- New Management
- New Gold Discoveries
- New Focus on Advanced Stage Gold Projects

Property Highlights

- Recently introduced new management with experience as mine developers, operators and financiers and an excellent track record in company/mine turnarounds and enhancing shareholder value.
- Updating resources and economics on the 100% controlled Almaden gold project in Idaho. Work aimed at upgrading and expanding the current mineral resources (indicated = 515,834 ounces of gold, inferred = 359,802 ounces) to occur in 2006.
- Drilling program to test for higher-grade bonanza style mineralization underneath the disseminated lower-grade surface mineralization at Almaden planned for 2006.
- New discoveries of gold-bearing veins at surface on the Golden Summit property in Alaska. Additional trenching and shallow drilling to be undertaken starting late spring 2006 to further test the continuity and extent of these veins.
- Drilling of new geophysical targets and ongoing evaluation of a high-grade gold mineralized core at the Main Zone at Grew Creek, Yukon.

Property Locations

Golden Summit
Rob
Grew Creek
Almaden

1

Projects

Almaden Gold Project, Idaho

Freegold is re-activating and re-evaluating its Almaden gold project. Located 12 miles east of Weiser, Idaho, this 2,980 acre property is within one mile of paved road and in close proximity (six miles) to Idaho Power's transmission lines. Freegold acquired its initial interest in this project in 1995, and increased its interest to 60% by completing a feasibility study in 1997. In 2001, Freegold purchased the remaining 40% interest and now controls 100% of this project, subject to the underlying lease and royalty agreements.

Almaden is a classic hot spring epithermal gold deposit. Gold mineralization occurs as a flat lying, tabular deposit dispersed beneath a thin impermeable opalite cap rock. There are two known zones of mineralization on the Almaden property: the Main Zone, and a smaller North Zone. Combined, these zones are roughly one mile in length, and gold mineralization extends from surface down to a maximum depth of 490 feet.

Freegold recently completed a new, independent 43-101 resource on the project (see table below). The current gold resource at Almaden is defined by 677 drill holes (88% of which are less than 100 feet apart), with homogeneous mineralization exhibiting good continuity. Supplemental wider spaced drilling to the south and to the northwest of the resource zones has encountered near surface gold mineralization that will be the focus of additional work in 2006.

Work aimed at expanding and upgrading the resources will be undertaken in 2006. Additional metallurgical work will also be conducted to see how gold recoveries vary with finer crush sizes than the minus 6 inch heap leach material that was contemplated in the 1997 feasibility study. Once this work has been completed, our efforts will turn towards generating new preliminary valuations on the project.

Outside the existing near surface zones, future exploration will be focused on the search for higher-grade bonanza gold and silver mineralization in discrete feeder zones under the main lower grade deposit. To date, no drilling has been conducted to identify possible deeper feeder sources of the surface gold mineralization.

Resource	Tons	Grade (oz/ton)	Contained Gold (oz)
Indicated	24,778,000	0.021	515,834
Inferred	19,989,000	0.018	359,802

2

Golden Summit, Alaska

Since 1992, Freegold has been systematically exploring the Golden Summit Project – located 20 miles north of Fairbanks, Alaska, and less than 5 miles away from one of Alaska's largest gold mine – Fort Knox (+350,000 oz/year).

Freegold's 8-mile wide Golden Summit property is located at the center of the historic Fairbanks mining district, with approximately 6.75 million ounces of gold having been recovered from the streams that drain our project area. This property contains over 80 known gold occurrences, and has hosted the district's largest and highest-grade historic underground gold producers, with over 500,000 ounces of gold being produced from 1902 to 1942 at average grades in excess of 1 oz/ton.

Freegold has conducted numerous exploration programs on its property, including drilling 188 holes (78,177 feet), 18,000 feet of surface trenching and collecting and analyzing 7,729 soil samples, allowing Freegold to trim its initial 30,940-acre property holding to 7,500-acres which hosts the most prospective targets.

Almost without exception, all of the historic underground mining on the property was stopped at a depth of approximately 400 feet, as this was the depth at which the water table was encountered. With modern day pumping capabilities, mining below the water table is now possible. As such, much of Freegold's exploration (along with that of its 2004 joint venture partner, Meridian Gold) has been focused on the down dip and strike extensions of these historical operations.

Twenty holes have been drilled and six trenches have been dug south of the old Cleary Hill mine between 2000 and 2004 which resulted in the discovery of 17 distinct veins and shear zones over a 1,000-foot wide area. The veins and shears in this area are close enough together that they may represent attractive low-grade, open pit targets. Significant intercepts include: 984 feet grading 0.7 g/t (hole 00-01), 408 feet grading 1.0 g/t (hole 03-01), 6 feet grading 127.5 g/t, followed by 172 feet grading 0.86 g/t (hole 98-01), 720 feet grading 0.5 g/t (hole 04-03), 656 feet grading 0.5 g/t (surface trench 02-4/5/6), and 400 feet grading 0.5 g/t (surface trench 02-3).

A late 2005 trenching program has encountered two new veins (35.3 g/t over 5 feet with a grab sample of 63.7 g/t) and 28.5 g/t over 5 feet (with grab samples of 12, 22.1 and 139 g/t). The trenching has also extended the strike length of the Wackwitz vein (first discovered in 2002 trenching) to over 730 feet. Additional shallow drilling and trenching will commence in the spring to further delineate this high-grade surface veining.

True North Deposit:
2 million ounces of gold
Fort Knox Deposit:
7 million ounces of gold
2.5 km

Freegold Golden Summit Project

3

Projects

Grew Creek, Yukon

Aquired in 2004, Freegold is earning up to a 100% interest in a large claim block on one of the most prolific gold producing geological structures in the Yukon and Alaska – the Tintina Trench. The Tintina Gold Belt, stretching from southeastern Yukon to southwestern Alaska, is one of the most prolific gold trends in North America and host's gold deposits such as Donlin Creek (11.4 million oz), Fort Knox (7 million oz), Pogo (5.5 million oz), Dublin Gulch (2.4 million oz) and Brewery Creek (1.3 million oz). The Grew Creek Project contains the first documented epithermal (hot springs) gold occurrence in the Yukon Territory, and evidence of hydrothermal activity is found throughout the property. One deposit (the Main Zone) was discovered on the property and delineated with 147 holes by prior operators in the late 1980's/early 1990's. Freegold undertook its own 12-hole confirmatory drilling program on the Main Zone in 2004. Intercepts from this program included: 297 feet grading 2.25 g/t and 145 feet grading 4.34 g/t. Other higher-grade intercepts within the Main Zone from earlier drilling include: 59 feet grading 38.8 g/t and 20 feet grading 54.9 g/t. Freegold is evaluating the merits of conducting additional drilling to determine the lateral and depth extent of these higher grade intercepts.

Through a new geophysical exploration program conducted in September and October 2005, two new drill targets were identified. These two previously untested geophysical targets, on the Rat Creek and Tam prospects, located 1.0 km and 1.5 km respectively from the Main Zone, exhibit geophysical signatures similar to those seen at the Main Zone. A 1,200 m drilling program to test these two targets is being completed this spring.

Rob, Alaska

The Rob project is a 106-claim gold exploration property located in the Goodpaster mining district, 100 miles southeast of Fairbanks, Alaska. Gold mineralization on the property is hosted in intrusive and metamorphic rocks on the flank of the same 30 km long intrusive dome that also hosts the 5.5 million ounce Pogo deposit. Pogo, which shares numerous geological and depositional characteristics to Rob, is located 22 miles from Rob. The Pogo gold mine has recently commenced production and is scheduled to produce approximately 400,000 oz gold per year.

A soil-sampling program in the mid 1990's identified four target areas that were followed up by limited drilling and trenching programs. The best drill intercepts from this program included 13.5 feet grading (31.54 g/t) and 77.4 feet grading (1.37 g/t).

Freegold's own reconnaissance work on the property has confirmed the high-grade nature of the gold mineralization through additional rock sampling and soil auger work. Further work in delineating drill targets is underway.

4

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Freegold Ventures Limited (the "Company" or "Freegold") for the year ended December 31, 2005 and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005 and related notes contained in the report. The date of this management's discussion and analysis is March 10, 2006. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and related notes.

	Years Ended December 31, (audited)		
	2005	2004	2003
Total revenues	$ 40,434	$ 168,823	$ 86,245
General and administrative expenses	$ 1,328,008	$ 1,381,717	$ 1,253,591
Mineral property costs	1,114,827	1,387,730	841,557
Income (loss) before extraordinary items			
In total	(1,328,008)	(1,381,717)	(1,253,591)
Basic and diluted loss per share	(0.04)	(0.05)	(0.07)
Net income (loss) before income taxes			
In total	(1,368,370)	(2,018,689)	(1,177,923)
Basic and diluted loss per share	(0.04)	(0.08)	(0.06)
Totals assets	9,431,704	10,442,657	10,559,236
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

	For the Quarters Ended (unaudited)							
	Dec. 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec. 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004
Total revenues	$25,065	$6,865	$4,933	$3,571	$80,254	$18,308	$47,134	$23,127
Net loss – before tax	373,741	398,061	290,184	306,384	1,179,021	370,535	205,235	263,898
Net loss per share	0.01	0.01	0.01	0.01	0.04	0.01	0.01	0.01
Total assets	9,431,704	9,652,159	9,792,836	10,072,692	10,442,657	10,287,302	10,616,402	10,432,056

5

MANAGEMENT DISCUSSION & ANALYSIS (continued)

Results of operations

The year ended December 31, 2005 resulted in a net loss of $1,368,370 which compares with a loss of $1,652,721 for the same period in 2004. The loss for 2004 had been reduced by $365,968 which is the tax benefit associated with the renunciation of flow-through shares. Even though the full amount of $365,968 has been recorded as a future income tax recovery, the Company may not realize this benefit unless the Company is successful at bringing projects into commercial production. General and administrative expenses for the year ended December 31, 2005 were $1,328,008, a decrease of $53,709 over the same period in 2004. Consulting fees of $304,998 were recorded as compared to $173,124 during the previous year. The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003. The new standard requires that all stock-based awards be measured and recognized using a fair value based method. In years prior to 2003, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $214,799 for the period ended December 31, 2005 compared to $358,150 for the previous year. All other general and administrative costs were relatively the same when compared to the previous year. No capital gains were realized on the sale of investments in 2005 as compared to $30,570 over the same period in 2004. Miscellaneous income of $958 was earned as compared to $73,003 the previous year when the Company was the operator on the Meridian/Golden Summit joint venture project in Alaska. Interest income of $39,476 was also earned in 2005 as compared to $65,250 in the previous year as the Company had fewer funds on deposit.

During the year ended December 31, 2005, the Company incurred mineral property deferred exploration costs of $1,114,827. Of the deferred exploration costs, $23,389 relates to the minimum holding costs and $49,948 was incurred to update the engineering report for the Almaden project in Idaho. $90,963 was incurred on a trenching program on the Golden Summit project in Alaska and $24,633 was spent on the Rob project in Alaska. Mineral property acquisition costs of $173,513 were also incurred which included $24,755 for the Almaden Idaho project, $21,175 for the Rob Alaska project and $82,583 for the Golden Summit Alaska project. The Company also received $30,000 from Pacific North West Capital Corp. as part of the Union Bay joint venture agreement. During the year, the Company terminated the Liberty Bell Alaska property agreement and the associated costs of $35,730 were written off. Two new Canadian properties were acquired during the previous year. The Company continued with the Grew Creek project in the Yukon by making a cash payment of $45,000 and issuing 50,000 shares with a deemed value of $15,000. $669,224 in exploration expenditures was spent on the Grew Creek project during the year with $152,873 being received as a mineral tax credit from the Yukon government. The Company also spent $210,482 in deferred exploration expenses and issued 100,000 shares at a value of $35,000 on the Duke project in B.C.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $176,242 for the period ended December 31, 2005, a decrease of $28,062 over the same period in 2004.

Liquidity and capital resources

At December 31, 2005, the Company's working capital, defined as current assets less current liabilities, was $689,794 compared with $1,723,301 at December 31, 2004. During 2005, 1,495,385 shares were issued for gross proceeds of $246,215.

The Company has a portfolio of investments with a book value of $197,153 and a market value of $263,052 as at December 31, 2005. The investments consist of 400,400 shares of Pacific North West Capital Corp. and 332,400 shares of CanAlaska Ventures Ltd. These companies have certain directors in common. These amounts are included in the above working capital. The Company had 31,562,590 issued and outstanding shares at December 31, 2005.

Contractual commitments

The Company does not have any contractual commitments.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company's significant accounting policies is included in Note 1 to the consolidated financial statements for the year ended December 31, 2005.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Change in accounting policies

Variable interest entities

6

MANAGEMENT DISCUSSION & ANALYSIS (continued)

Financial instruments and other instruments

Freegold's financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable. Unless otherwise noted, it is management's opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars. The Company's expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value. As at December 31, 2005, there were 31,562,590 outstanding common shares compared to 29,992,205 outstanding shares at December 31, 2004. The increase reflects the issuance of 50,000 performance shares, 1,445,385 shares for cash, and 75,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. This plan and its terms and outstanding balance are disclosed in Notes 7e to the consolidated financial statements to December 31, 2005.

Related party transactions

A total of $106,818 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for management services during the years ended December 31, 2005. An amount of $40,015 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for office rent during the year ended December 31, 2005. A total of $33,428 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the year ended December 31, 2005. A total of $28,556 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the year ended December 31, 2005. Consulting fees of $30,000 were paid to Colin Bird, the President of the Company up until June, 2005. A total of $61,658 was paid to a company controlled by Kristina Walcott. 50,000 performance shares were issued and 350,000 performance shares, vesting semi-annually over a three and a half year period, were allotted to Kristina Walcott, an Officer of the Company. A total of $25,000 was paid and 1,000,000 performance shares, vesting quarterly over a three-year period, were allotted to Steve Manz, the President of the Company effective October 18, 2005.

Risks and uncertainties

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company's activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's generative exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company's properties.

Outlook

Freegold currently has one joint venture in which another company is earning an interest in Freegold's Union Bay Alaska project by carrying all costs and making exploration expenditures. The Company ended December 31, 2005 with a cash position that will enable it to continue its own exploration effects in the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.

7

FREEGOLD VENTURES LIMITED

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Shareholders of Freegold Ventures Limited:

We have audited the accompanying consolidated balance sheets of Freegold Ventures Limited (an Exploration Stage Company) (the "Company") as at 31 December 2005 and 2004 and the related consolidated statements of shareholders' equity, loss and cash flows for each of the years ended 31 December 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 December 2005 and 2004, and the results of its operations and its cash flows for each of the years ended 31 December 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"
Vancouver, BC, Canada	STALEY, OKADA & PARTNERS
6 February 2006	CHARTERED ACCOUNTANTS

Freegold Ventures Limited (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 31 December
Canadian Funds

ASSETS	2005	2004
Current
Cash and cash equivalents	$544,275	$167,573
Term deposits	-	1,405,949
Accounts and advances receivable	49,624	176,273
Portfolio investments (Note 3)	197,153	216,711
Prepaid expenses and deposits	22,380	34,563
	813,432	2,001,069
Restricted Cash - Flow-through	-	894,321
Mineral Property Costs - Schedule (Note 4)	8,584,178	7,509,371
Property and Equipment (Note 5)	34,094	37,896
	$9,431,704	$10,442,657

LIABILITIES
Current
Accounts payable	$66,943	$200,841
Accrued liabilities	56,695	42,985
Due to related parties (Note 6a)	-	20,960
Option payment settlement (Note 4a(ii))	-	12,982
	123,638	277,768

Contingent Liabilities (Note 4g)
Commitments (Note 4a(i) and 4d)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
31,562,590 (2004 - 29,992,205) shares	30,714,606	30,411,391
Contributed Surplus	1,072,794	857,995
Deficit Accumulated During Exploration Stage - Statement 2	(22,479,334)	(21,104,497)
	9,308,066	10,164,889
	$9,431,704	$10,442,657

ON BEHALF OF THE BOARD:

       "Harry Barr"                          , Director                    "Bernard Barlin"             , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders' Equity
Canadian Funds

	Common Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - 31 December 2002	14,367,079	$23,905,521	$238,495	$(17,946,772)	$6,197,244
Issuance of shares for:
- Cash	10,924,936	5,092,738	-	-	5,092,738
- Property	800,000	336,000	-	-	336,000
- Finder's fees	174,690	-	-	-	-
Share issuance costs	-	-	-	(272,171)	(272,171)
Stock compensation costs	-	-	261,350	-	261,350
Loss for the year	-	-	-	(1,177,923)	(1,177,923)
Balance - 31 December 2003	26,266,705	29,334,259	499,845	(19,396,866)	10,437,238
Issuance and allotment of shares for:
- Cash	2,738,000	1,140,100	-	-	1,140,100
- Property	900,000	303,000	-	-	303,000
- Finder's fees	87,500	-	-	-	-
Share issuance costs	-	-	-	(54,910)	(54,910)
Stock compensation costs	-	-	358,150	-	358,150
Future income tax on flow-through (Note 8)	-	(365,968)	-	-	(365,968)
Loss for the year	-	-	-	(1,652,721)	(1,652,721)
Balance - 31 December 2004	29,992,205	30,411,391	857,995	(21,104,497)	10,164,889
Issuance and allotment of shares for:
- Cash	1,445,385	245,715	-	-	245,715
- Property	75,000	50,000	-	-	50,000
- Performance shares	50,000	7,500	-	-	7,500
Share issuance costs	-	-	-	(6,467)	(6,467)
Stock compensation costs	-	-	214,799	-	214,799
Loss for the year	-	-	-	(1,368,370)	(1,368,370)
Balance - 31 December 2005	31,562,590	$30,714,606	$1,072,794	$(22,479,334)	$9,308,066

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Year Ended 31 December
	2005	2004	2003
General and Administrative Expenses
Stock-based compensation	$214,799	$358,150	$261,350
Consulting fees	304,998	173,124	297,581
Travel	142,099	156,151	97,152
Promotion	92,633	143,237	71,675
Management fees	106,818	124,640	124,280
Director fees	24,000	-	-
Audit and accounting	81,528	76,110	58,405
Wages, salaries and benefits	95,733	73,823	39,432
Shareholder relations	83,609	61,067	89,199
Transfer and filing fees	46,115	52,456	56,327
Rent and utilities	40,015	40,015	40,015
Office and miscellaneous	20,277	30,175	41,569
Insurance	39,135	26,842	4,397
Legal	17,050	26,776	31,120
Telephone	10,172	18,330	16,414
Equipment rental	1,028	12,341	17,098
Amortization	7,999	8,480	7,577
Loss Before the Undernoted	(1,328,008)	(1,381,717)	(1,253,591)

Other Income (Expenses)
Gain on sale of portfolio investments	-	30,570	66,591
Interest income	39,476	65,250	19,654
Foreign exchange gain (loss), net	(2,492)	9,688	11,760
Miscellaneous income	958	73,003	-
Interest and bank charges	(29,373)	(27,107)	(3,620)
Write-off of mineral property costs	(40,020)	(788,376)	(18,717)
Write-down of investments	(19,559)	-	-
Gain on sale of property and equipment	10,648	-	-
	(40,362)	(636,972)	75,668

Loss Before Income Taxes	(1,368,370)	(2,018,689)	(1,177,923)
Future income tax recovery (Note 8)	-	365,968	-
Loss for the Year	$(1,368,370)	$(1,652,721)	$(1,177,923)

Loss per Share - Basic and diluted	$(0.04)	$(0.06)	$(0.06)

Weighted Average Number of Shares Outstanding	30,506,308	26,847,155	18,664,625

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Year Ended 31 December
Cash Resources Provided By (Used In)	2005	2004	2003
Operating Activities
Loss for the period	$(1,368,370)	$(1,652,721)	$(1,177,923)
Items not affecting cash:
Amortization	7,999	8,480	7,577
Gain on sale of portfolio investments	-	(30,570)	(66,591)
Gain on sale of equipment	(10,648)	-	-
Write-down of investments	19,559	-	-
Write-off of mineral property costs	40,020	788,376	18,717
Stock compensation expense included in consulting fees	214,799	358,150	261,350
Consulting fees - performance shares issued	7,000	-	-
Future income tax recovery on flow-through shares (Note 8)	-	(365,968)	-
Net changes in non-cash working capital components:
Accounts and advances receivable	126,649	(154,113)	(12,595)
Term deposits	1,405,949	100,996	(1,506,945)
Prepaid expenses and deposits	12,183	(33,463)	(1,100)
Accounts payable	(21,966)	(4,851)	15,194
Accrued liabilities	13,710	27,985	-
Due to related parties	(20,960)	20,960	(9,245)
	425,924	(936,739)	(2,471,561)

Investing Activities
Purchase of portfolio investments	-	(40,823)	(27,191)
Proceeds on sale of portfolio investments	-	48,260	93,735
Mineral property acquisition costs	(173,514)	(280,365)	(241,980)
Mineral property deferred exploration costs	(1,186,119)	(1,770,925)	(299,968)
Mineral tax credit	152,873	-	-
Option payments received	30,000	104,585	40,000
Advances received from Meridian	-	986,228	-
Purchase of property and equipment	(4,197)	(12,549)	(7,861)
Proceeds on sale of equipment	10,648	-	-
Option payment liability settlement	(12,982)	(29,677)	(28,811)
	(1,183,291)	(995,266)	(472,076)

Financing Activities
Share capital issued	245,715	1,140,100	5,092,738
Share issuance costs	(6,467)	(54,910)	(272,171)
Performance shares	500	-	-
	239,748	1,085,190	4,820,567

Net Increase (Decrease) in Cash and Cash Equivalents	(517,619)	(846,815)	1,876,930
Cash and cash equivalents - Beginning of year	1,061,894	1,908,709	31,779
Cash and Cash Equivalents - End of Year	$544,275	$1,061,894	$1,908,709

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows - Continued
Canadian Funds

	Year Ended 31 December
Cash Resources Provided By (Used In)	2005	2004	2003

Cash Position Consists of:
Cash and cash equivalents	$544,275	$167,573	$1,158,709
Restricted cash	-	894,321	750,000
	$544,275	$1,061,894	$1,908,709

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Exploration expenditures included in accounts payable	$66,943	$178,875	$37,522
Shares issued or allotted for mineral property	$(50,000)	$(303,000)	$(436,500)
Option payments received in shares	$-	$17,100	$32,600
Stock-based compensation expense	$(214,799)	$(358,150)	$(261,350)
Performance shares issued for consulting fees	$(7,000)	$-	$-
Future income tax recovery on flow-through shares (Note 8)	$-	$365,968	$-

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2005	2004
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	$-	$148,000
Cash - option payments	82,583	70,266
Option payment received from Meridian	-	(84,585)
	82,583	133,681
Deferred exploration expenditures
Geological and field expenses	8,164	62,591
Mineral property fees	28,378	60,535
Drilling	-	368,840
Assaying	9,635	-
Engineering and consulting	25,967	-
Administration	-	22,766
Equipment and supplies	-	32,245
Services	-	30,912
Personnel	-	263,763
Management fees	18,819	73,003
Amounts received from Meridian	-	(986,228)
Amounts recovered	-	(9,946)
	90,963	(81,519)
Total	173,546	52,162

Union Bay Property, Alaska, USA
Shares - option payments received	-	(17,100)
Cash - option payments received	(30,000)	(20,000)
Total	(30,000)	(37,100)
Rob Property, Alaska, USA
Acquisition costs
Cash - option payments	21,175	16,750
	21,175	16,750
Deferred exploration expenditures
Mineral property fees	16,674	18,261
Engineering and consulting	5,496	10,338
Geological and field expenses	2,304	2,709
Wages	159	3,571
	24,633	34,879
Total	45,808	51,629

Balance Forward	$189,354	$66,691

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs - Continued
For the Years Ended 31 December
Canadian Funds

	2005	2004
Balance Carried Forward	$189,354	$66,691
Yeager Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	126,000
Cash - option payments	-	13,400
Total	-	139,400

Rainbow Hill, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	14,000
Cash - option payments	-	40,482
	-	54,482
Deferred exploration expenditures
Geological and field expenses	-	376
Mineral property fees	-	11,877
Wages	-	1,968
Engineering and consulting	-	4,810
	-	19,031
Total	-	73,513

Liberty Bell Property, Alaska, USA
Deferred exploration expenditures
Mineral property fees	-	3,904
Engineering and consulting	1,258	553
	1,258	4,457
Total	1,258	4,457
Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	24,755	21,094
	24,755	21,094
Deferred exploration expenditures
Mineral property fees	20,379	22,909
Geological and field expenses	3,010	3,230
Engineering and consulting	49,948	-
	73,337	26,139
Total	98,092	47,233

Balance Forward	$288,704	$331,294

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs - Continued
For the Years Ended 31 December
Canadian Funds

	2005	2004
Balance Carried Forward	$288,704	$331,294

Eskay Rift Property, British Columbia, Canada
Acquisition costs
Staking costs	-	47,903
	-	47,903
Deferred exploration expenditures
Geological and field expenses	3,150	74,583
Mineral Property fees	1,140	-
Assaying	-	24,556
Engineering and consulting	-	75,928
	4,290	175,067
Total	4,290	222,970

Duke Property, British Columbia, Canada
Acquisition costs
Cash - option payments	-	10,000
Shares - option payments	35,000	-
	35,000	10,000
Deferred exploration expenditures
Geological and field expenses	911	11,574
Geophysics	45,027	-
Assaying	1,117	-
Engineering and consulting	31,799	-
Drilling	131,628	64,858
	210,482	76,432
Total	245,482	86,432

Grew Creek Property, Yukon, Canada
Acquisition costs
Cash - option payments	45,000	40,000
Shares - option payments	15,000	15,000
Staking costs	-	20,470
	60,000	75,470
Deferred exploration expenditures
Geological and field expenses	55,467	136,519
Geophysics	196,384	-
Drilling	280,647	389,780
Assaying	40,495	19,887
Engineering and consulting	96,231	64,385
Mineral tax credit	(152,873)	-
	516,351	610,571
Total	576,351	686,041

Balance Forward	$1,114,827	$1,326,737

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs - Continued
For the Years Ended 31 December
Canadian Funds

	2005	2004
Balance Carried Forward	$1,114,827	$1,326,737

General Exploration and Property Examinations
Engineering and consulting	-	51,251
Geological and field expenses	-	9,742
Assaying	-	-
Total	-	60,993

Costs for the Year	1,114,827	1,387,730
Balance - Beginning of year	7,509,371	6,910,017
Write-off of mineral property costs	(40,020)	(788,376)
Balance - End of Year	$8,584,178	$7,509,371

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, Freegold Recovery, Inc. USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

c)

Portfolio Investments

Portfolio investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

All mineral properties are assessed on a regular basis to determine whether permanent impairment of value has occurred.  A property will be written off at the time that exploration results indicate no further work is warranted.  A property will be written down to net realizable value of proven and probable reserves, as reserve values are determined.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Asset Retirement Obligation

Effective 1 January 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

f)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

g)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates;

•

All other assets and liabilities at historical rates; and

•

Revenue, expense, exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

m)

Flow-Through Shares

During the prior year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

n)

Variable Interest Entities - Change in Accounting Policy

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities," to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE").  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company's results of operations and financial position.

o)

Mineral Exploration Tax Credits ("METC")

The Company recognizes METC amounts and applies those amounts against deferred exploration costs when the Company's application for tax credits is approved by Canada Revenue Agency.  Assessments, if any for taxes, penalties and interest under Part XII.6 under section 2.11.91 of the Income Tax Act are deducted from the tax credits when assessed.

2.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, restricted cash flow-through, accounts payable, accrued liabilities and amounts due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company's expenditures will be negatively impacted if the US dollar increase versus the Canadian dollar.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

3.

Portfolio Investments

Details are as follows:

	2005				2004
	Number of Shares	% Owned	Book Value	Market Value	Book Value
Pacific North West Capital Corp. ("PFN")	400,400	1.14%	$120,120	$120,120	$139,679
CanAlaska Ventures Ltd. ("CVV")	332,400	0.54%	77,033	142,932	77,032
			$197,153	$263,052	$216,711

The above investments have been accounted for using the cost method.  PFN, CVV and the Company are companies with certain directors in common.  During the year, the Company had a net gain on sale of investments of $Nil (2004 - $30,570) of which a gain of $Nil (2004 - $15,420) was due to the sale of CVV shares and a gain of $Nil (2004 - $15,150) was due to the sale of other shares.  During the year, the Company had a write down in investments of $19,559 related to PFN shares. The maximum percentage owned of PFN or CVV by the Company at any time during the year was less than 2% (2004 - less than 2%).

4.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Write-off of Mineral Property Costs	Total 2005	Total 2004
Golden Summit Property	$384,867	$4,724,811	$-	$5,109,678	$4,936,132
Union Bay Property	110,658	57,305	-	167,963	197,963
Rob Property	496,250	152,909	-	649,159	603,351
Liberty Bell Property	30,015	5,715	(35,730)	-	34,472
Almaden Property	670,905	144,968	-	815,873	717,781
PGM Properties	98,650	148,549	-	247,199	247,199
Eskay Rift Property	-	4,290	(4,290)	-	-
Grew Creek Property	135,470	1,126,922	-	1,262,392	686,041
Duke Property	45,000	286,914	-	331,914	86,432

	$1,971,815	$6,652,383	$(40,020)	$8,584,178	$7,509,371

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. ("FEI") certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration for the property, the Company agreed to:

•

Issue 25,000 shares of the Company (issued in 1997);

•

Issue 25,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 125,000 shares.  As at 31 December 2005, the Company had spent approximately US$4,324,000 on the property since 9 May 1997.  Since the Company has expended the next US$1,000,000, the Company issued 25,000 shares of the Company's common stock on 30 March  2005 (25,000 shares issued in 1998, 25,000 shares issued in 1999, 25,000 shares issued in 2001);

•

Expend a minimum of US$1,767,000 of exploration expenditures on the property before 2000 (completed); and

•

Make all required lease payments to underlying lessors (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty ("NSR").  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

		US Funds
1992 - 1998 (US$15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003		$50,000	(paid)
2004		$50,000	(paid)
2005		$50,000	(paid)
2006		$50,000
2007 - 2019 (US$150,000 per year)		$1,950,000

*  This advance royalty payment was settled by issuing 250,000 shares.  These shares were issued during the year ended 31 December 2002.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(i)

Keystone Claims - Continued

An amendment signing bonus of US$50,000 was paid 1 October 2000.  Until 2006, if the Company terminates the agreement prior to 1 April of any year, the Company's obligation will be the completion of any reclamation work.  If the Company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made in cash, shares or a combination thereof.

During the exploration stage and before commencement of production, the Company is required to incur minimum exploration expenditures of US$50,000 per year from 2000 to 2006 if the average price of gold exceeds US$300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of US$50,000 was required for 2005, as the average price of gold during the last three months of 2004 was above US$300 an ounce.  The work commitment for 2005 was completed. If the work commitment is not met, in whole or part, in any calendar year, the Company must pay the lessor the difference between the value of the work incurred and US$50,000.

The leased property is subject to a 3% NSR.

(ii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the Company agreed to make annual advance royalty payments from 1986 to 2003.

During the 1999 fiscal year, the Company terminated the lease agreement and accordingly all direct acquisition costs were written off.  The lessors made a claim against the Company for US$250,000 plus costs and punitive damages, being the payment due under the lease for 1999.  During the 2001 fiscal year, the dispute was settled.  The Company agreed to pay US$160,000 of which US$100,000 was paid during 2001.  The remaining US$60,000 was paid over the next four years commencing in fiscal 2002.  As at 31 December 2005, this amount had been paid in full.

(iii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid to date).  The claims are subject to a 4% NSR which the Company has an option to purchase for the greater of the current value or US$1,000,000 less all advance royalty payments made.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(iv)

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the "Seller") whereby the seller transferred 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company assumed all of the Seller's obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, in the event the price of gold is between US$300 to US$400, a 2.0% NSR is in effect.  In the event that the price of gold is above US$400, the property is subject to a 3.0% NSR.  In addition, the Company has made a cash payment of US$7,500 on signing and issued 400,000 shares on regulatory approval. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

(v)

Meridian Gold Option and Joint Venture

During the prior year, the Company entered into an option and joint venture agreement with Meridian Gold Company ("Meridian") with regard to the Gold Summit Project.

During the year, Meridian terminated the agreement.  The 200,000 shares and $75,000 to be subscribed/received on or before 31 December 2004 was never subscribed/received.

b)

Yeager Property, Alaska, USA

Pursuant to an agreement dated 9 July 2002 and amended 31 March 2004 and 15 December 2004, the Company had the option to earn a 100% interest in certain mineral claims, in the Fairbanks Mining District, Alaska, known as the Yeager Property.

During the prior year, management decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures were written-off during the prior year.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to Pacific North West Capital Corp. ("PFN"), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN, at its option, must subscribe to purchase a private placement of $165,000 (completed in the 2002 fiscal year) and must at its option make cash payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (received)	$-	30,000	$-
- On or before 1 July 2003 (received / completed)	20,000	-	30,000
- On or before 30 January 2004 (received)	-	30,000	-
- On or before 1 July 2004 (received / completed)	20,000	-	30,000
- On or before 1 July 2005 (received / completed)	30,000	-	340,000
- On or before 1 July 2006	30,000	-	600,000
	$100,000	60,000	$1,000,000

Upon vesting with a 50% interest, PFN may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into commercial production.

PFN is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Union Bay Property, Alaska, USA - Continued

(i)

- Continued

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before PFN vests with a 50% interest, and subsequently vests with an interest in the property, the Company and PFN shall each, at the time of vesting, be deemed to hold a 50% interest in the property and PFN shall relinquish its right to earn a 60% or 70% interest.  PFN will then issue shares to the value of $100,000 to the Company within 15 days of PFN becoming vested. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date.  In addition, PFN will receive 100% of the first US$60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Company and PFN.

(ii)

Joint Venture Agreement

By agreement dated 21 May 2003 with Lonmin PLC ("Lonmin") (a major mining company), the Company and PFN granted Lonmin an option to earn up to a 70% interest in the Union Bay platinum project.  Under the agreement, Lonmin was required to incur, at its option, exploration expenditures of US$815,000 (completed) in 2003 and a minimum of US$1,000,000 per year in 2004 (completed), 2005 (completed), and 2006.  US$750,000 for each year thereafter. PFN is the operator of the project during the exploration phase.

On 26 August 2005, Lonmin advised that it will not fund further exploration on the project. PFN has notified the Company that it intends to retain the project by reducing the property size to encompass the remaining prospective target areas identified to date.

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining district, Alaska, known as the Rob Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 and approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004 (paid)	2,500	-
- On or before 1 July 2005 (paid)	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, USA - Continued

The Company is also responsible to make payments for an underlying agreement with the vendor as follows:

US Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004 (paid)	10,000
- On or before 1 December 2005 (paid)	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 ($96,737 spent to date).  Minimum work in any given year shall not be less than US$10,600 per year.  If the Company fulfills this US$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the Company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain a NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold prices less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

In addition, an intermediary vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

e)

Rainbow Hill Property, Alaska, USA

By agreement dated 28 August 2003 the Company could acquire, from CVV, a company with certain directors and officers in common, up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.

During the prior year, the Company terminated this agreement.  The $30,000 cash payment due on 31 December 2004 was not paid.  Accordingly, all costs associated with the property have been written off.

f)

Liberty Bell Property, Alaska, USA

The Company acquired by staking 48 one hundred sixty-acre state mining claims plus 46 forty-acre state mining claims in the Bonnifield Mining District, Nenana Recording District, Alaska.

During the year, management has decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off.

g)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] and the remaining US$18,000 is deferred for payment upon commencement of commercial production).  The US$18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is US$432,000.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.  Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 in 2001.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

h)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  During a prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000.  The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000.  (The first 1% for $1,000,000 and the second 1% for $2,000,000.)

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000, issuance of 20,000 PFN shares and exploration expenditures on the property of $55,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying to the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

i)

Grew Creek Property, Yukon Territory, Canada

By Letter Agreement dated 27 May 2004 the Company can acquire, from a third party ("Optionor"), up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon signing the letter agreement (paid)	-	$5,000	$-
Within 5 days of regulatory approval (issued/paid)	50,000	35,000	-
On or before 27 May 2005 (issued/paid/incurred)	50,000	45,000	75,000
On or before 27 May 2006	50,000	65,000	150,000
On or before 27 May 2007	50,000	75,000	325,000
On or before 27 May 2008	-	80,000	450,000
On or before 27 May 2009	-	-	500,000
	200,000	$305,000	$1,500,000

The project is subject to a 3% NSR.  In the event that commercial production has not commenced on the property by the 6th anniversary of the Letter Agreement, the Company shall make an advance royalty payment in the amount of $50,000.  On the 7th Anniversary, the advance royalty payments shall increase to $100,000 and remain at that level until such time that commercial production commences, or until the Company notifies the Optionor that it does not intend to proceed to commercial production.  These advance royalty payments made shall be deducted from the NSR payments due.  Once commercial production has commenced the minimum annual royalty payable shall be $50,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

4.

Mineral Property Costs - Continued

j)

Eskay Rift Property, British Columbia, Canada

During a prior year, the Company acquired, by staking, a 100% interest in 440 claim units in the Kiniskan area of northern British Columbia.

During the prior year, management decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures were written-off during the prior year.

k)

Duke Property, British Columbia, Canada

By agreement dated 21 October 2004 and amended 24 December 2004 the Company can acquire, from a third party (the "Optionor"), up to a 70% interest in certain mineral claims known as the Duke Property located in Merritt, British Columbia.  To acquire a 51% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Cumulative Exploration Expenditures
Upon receipt of drill permits (paid)	-	$10,000	$-
Upon receipt of regulatory approval (issued)	25,000	-	$-
On or before 31 May 2005 (issued)	25,000	-	$-
On or before 1 October 2005 (incurred)	-	-	$100,000
On or before 21 October 2005 (issued)	50,000	-	$-
On or before 1 October 2006	-	-	$350,000
On or before 1 October 2007	-	-	$750,000
	100,000	$10,000

Upon written notification of completion of the exploration expenditures, cash payments and share issuances set out above, the Company shall vest with a 51% interest in the project.  The Company may further elect, within 120 days of the notification date of vesting with a 51% interest, to increase its interest to 70% by paying an additional $150,000 and the Company at its sole election may pay up to 50% of the $150,000 in shares and incurring an additional $1,000,000 in exploration expenditures within three years of the election date.

The Company will act as operator of the property; the Company may terminate this agreement at any time within 30 days written notice upon completing the $100,000 exploration expenditure and the $10,000 payment.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

5.

Property and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2005 Net Book Value
Automotive equipment	$32,744	$(32,744)	$-
Office equipment	185,933	(151,839)	34,094
	$218,677	$(184,583)	$34,094

	Cost	Accumulated Amortization	2004 Net Book Value
Automotive equipment	$32,744	$(32,744)	$-
Office equipment	181,736	(143,840)	37,896
	$214,480	$(176,584)	$37,896

6.

Related Party Balances and Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 31 December 2005, amounts due to related parties consists of $Nil (2004 - $20,960) owing to a company controlled by the Chairman.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the year, management fees of $106,818 (2004 - $124,640; 2003 - $124,800) were paid to a company controlled by the Chairman.

c)

During the year, consulting fees of $33,428 (2004 - $40,900; 2003 - $26,876) were paid to a company controlled by the Corporate Secretary.

d)

During the year, accounting fees of $28,556 (2004 - $41,713; 2003 - $35,315) were paid to a company controlled by the Chief Financial Officer.

e)

During the year, rent of $40,015 (2004 - $40,015; 2003 - $40,015) was paid to a company controlled by the Chairman.

f)

During the year, consulting fees of $61,658 were paid, 50,000 performance shares (vested as described in Note 7g) were issued  and 350,000 performance shares were allotted to the Vice-President of Business Development.

g)

During the year, consulting fees of $30,000 (2004 - $Nil; 2003 - $34,900) were paid to a director and former President of the Company.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

6.

Related Party Balances and Transactions - Continued

h)

During the year, wages of $25,000 were paid and 1,000,000 performance shares (vested as described in Note 7g) were allotted to the President and CEO.

i)

Effective 1 January 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting.  During the year, $24,000 was paid to directors.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

Share Capital

a)

Private Placements

During the year, the Company issued 1,445,385, shares at $0.17 per share (325,294 shares issued to related parties) through private placements for gross proceeds of $245,715.

Subsequent to year end, the Company issued 1,500,000 shares through private placements for gross proceeds of $300,000.

During the prior year, the Company issued 2,713,000, units through private placements for gross proceeds of $1,128,100 as follows:

i)

143,000 units at $0.70 per unit consisting of one common share and one non-transferable share purchase warrant for gross proceeds of $100,100.  Each whole warrant entitled the holder to purchase one additional common share of the Company at a purchase price of $1.00 expiring 15 April 2005.

ii)

2,570,000 flow-through units at $0.40 per unit for gross proceeds of $1,028,000.  Each unit consisted of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant, each whole warrant entitled the holder to purchase one additional common share of the Company for a period of 12 months from the closing date at a price of $0.50 per warrant share. A finder's fee of 7% was paid of which $35,000 was cash and 87,500 were shares.  Agents whose participation exceeded $125,000 received additional agent's warrant entitling the agent to purchase one additional common share of the Company at a purchase price of $0.50 for a period of 12 months.  Therefore, 250,000 agent's warrants were issued expiring December 23, 2005.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

Share Capital - Continued

b)

Flow-Through Shares

Flow-through shares are shares issued by a Company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualifying mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds that have not been spent as at the balance sheet date.

c)

Exercise of Warrant and Options

i)

During the year, no warrants were exercised.

ii)

During the year, Nil (2004 - 25,000) options were exercised for gross proceeds of $Nil (2004 -$12,000).

d)

Share Purchase Warrants

As at 31 December 2005, no share purchase warrants were outstanding.  All share purchase warrants outstanding as of 31 December 2004 expired during the year.

e)

Share Purchase Options

The Company has established a share purchase option plan whereby the Board of Directors ("Board"), may from time to time, grant options to directors, officers, employees or consultants to a maximum of 8,250,061 options.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Board.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

A summary of the Company's options at 31 December 2005 and the changes for the year are as follows:

Number Outstanding 31 December 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2005	Exercise Price Per Share	Expiry Date
140,000	-	-	-	(140,000)	-	$0.50	11 February 2005
314,500	-	-	-	(314,500)	-	$0.50	28 February 2005
7,500	-	-	(5,000)	(2,500)	-	$0.50	5 May 2005
975,000	-	-	(115,000)	-	860,000	$0.50	31 December 2007
1,160,000	-	-	(10,000)	-	1,150,000	$0.48	10 September 2008
100,000	-	-	-	-	100,000	$0.25	1 July 2007
90,000	-	-	(10,000)	-	80,000	$0.55	10 February 2007
50,000	-	-	-	-	50,000	$0.31	1 July 2007
100,000	-	-	(100,000)	-	-	$0.25	1 July 2007
2,000,000	-	-	(620,000)	-	1,380,000	$0.40/ $0.50	5 November 2009
-	100,000	-	-	-	100,000	$0.30	13 July 2010
-	500,000	-	-	-	500,000	$0.20	30 September 2010
4,937,000	600,000	-	(860,000)	(457,000)	4,220,000

Effective 1 January 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1h).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year, the Company granted options to purchase up to 100,000 shares of the Company's stock at an exercise price of $0.30 per share for five years.  The total estimated fair value of the 100,000 options is $9,930.  Since the options were granted under a graded vesting schedule, $4,667 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

During the year, the Company granted options to purchase up to 500,000 shares of the Company's stock to the President of the Company at an exercise price of $0.20 per share for five years.  The total estimated fair value of the 500,000 options is $46,167.  Since the options were granted under a graded vesting schedule, $8,656 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

During the prior year, the Company extended the expiry dates for the 100,000 stock options exercisable at $0.25 previously granted to a consultant of the Company for an additional three years to 1 July 2007.  For the options that had alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option. The total additional fair value of the options extended was calculated to be $6,000.  This amount was recorded in the Company accounts during the prior year as stock-based compensation expense.  The offsetting entry is to contributed surplus.

During the prior year, the Company granted options to purchase up to 120,000 shares of the Company's stock at an exercise price of $0.55 per share.  Of these options, 30,000 were cancelled approximately two months after the grant date. The estimated total fair value of the 90,000 options is $21,700 on the grant date.  This amount was recorded in the Company accounts during the prior year as stock-based compensation expense.  The offsetting entry is to contributed surplus.

During the prior year, the Company granted options to purchase up to 50,000 shares of the Company's stock at an exercise price of $0.31 per share.  The estimated total fair value of the 50,000 options is $6,600 on the grant date.  This amount was recorded in the Company accounts during the prior year as stock-based compensation expense.  The offsetting entry is to contributed surplus.

During the prior year, the Company granted options to purchase up to 2,000,000 shares of the Company's stock at an exercise price of $0.40 in years 1, 2 and 3 and  $0.50 in years 4 and 5 per share. The total estimated fair value of the 2,000,000 options is $427,000.  Since the options were granted under a graded vesting schedule, $127,000 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the prior year. During the current year, 620,000 of these options were cancelled thereby reducing the estimated fair value by $72,709 of which $16,824 was recorded during the current year. The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	62.76%	73.52%	89.59%
Risk-free interest rate	3.52%	3.75%	3.70%
Expected life of options	5.0 years	4.8 years	4.5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

7.

Share Capital - Continued

g)

Performance Shares

A total of 2,187,482 performance shares are reserved for issue.  At the discretion of the Board, these shares may be issued to such arm's length parties as the Board considers desirable to attract consultants and/or employees to the Company.

During the year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a Vice-President of Business Development to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	5 September 2005	(issued*)
50,000	5 March 2006
50,000	5 September 2006
50,000	5 March 2007
50,000	5 September 2007
50,000	5 March 2008
50,000	5 September 2008
50,000	5 March 2009
400,000

* 50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $7,500.  The difference between the issue price and the fair market value ($7,000) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

During the year, the Board authorized the issuance of up to 1,000,000 performance shares at an exercise price of $0.01 per share to attract a new President to the Company.  These shares are to be granted as follows:

Shares	Date
100,000	1 January 2006
81,818	1 April 2006
81,818	1 July 2006
81,818	1 October 2006
81,818	1 January 2007
81,818	1 April 2007
81,818	1 July 2007
81,818	1 October 2007
81,818	1 January 2008
81,818	1 April 2008
81,818	1 July 2008
81,820	1 August 2008
1,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

8.

Income Taxes

The Company has incurred certain mineral property related expenditures of approximately $2,625,123 in Canada, which may be carried forward indefinitely and are available to offset future taxable income.

The Company has non-capital losses for Canadian tax purposes of approximately $4,027,000 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2006	$550,000
2009	480,000
2010	999,000
2014	1,099,000
2015	899,000
$4,027,000

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

Future Income Tax Assets	2005	2004
Statutory tax rate	34.1%	35.6%
Non-capital losses	$1,373,207	$1,409,048
Undepreciated capital cost in excess of accounting net book value	125,416	130,079
Exploration and development expenditures	1,002,718	649,947
	2,501,341	2,189,074
Less: Valuation allowances	(2,501,341)	(2,189,074)
	$-	$-

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

8.

Income Taxes - Continued

The Company has net operating loss carryovers for US tax purposes of approximately US$16,149,100 which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (US Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
2022	1,100
2023	20,400
2024	33,600
$16,149,100

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

Future Income Tax Recovery

During the prior year, flow-through shares totalling $1,028,000 were issued, which funds are required to be spent on certain Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced.  However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

Segmented Information

Details on a geographic basis as at 31 December 2005 are as follows:

	USA	Canada	Total
Assets	$6,753,761	$2,677,943	$9,431,704
Mineral property costs	$6,742,673	$1,841,505	$8,584,178
Loss for the year	$(43,019)	$(1,325,351)	$(1,368,370)

Details on a geographic basis as at 31 December 2004 are as follows:

	USA	Canada	Total
Assets	$6,601,475	$3,841,182	$10,442,657
Mineral property costs	$6,489,699	$1,019,672	$7,509,371
Loss for the year	$(447,510)	$(1,205,211)	$(1,652,721)

Details on a geographic basis as at 31 December 2003 are as follows:

	USA	Canada	Total
Assets	$5,996,781	$4,562,455	$10,559,236
Mineral property costs	$6,634,818	$275,199	$6,910,017
Loss for the year	$(6,200)	$(1,171,723)	$(1,177,923)

10.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company's mineral property costs have been written off.

b)

Under United States GAAP, investments available for sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

10.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

c)

Under United States GAAP, adjustments arising from foreign currency translations are deferred until realization and are included as a separate component of shareholders' equity as a component of comprehensive income or loss.  Therefore, translation adjustments are not included in determining net income but reported as other comprehensive income.  Under Canadian GAAP, translation adjustments are included in net income.  There is no comprehensive income category in Canada.

d)

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

In March, 2004, the Canadian Institute of Chartered Accountants ("CICA") released EIC - 146 "Flow-Through Shares," which requires the future income tax liability resulting from the timing differences on exploration expenditures renounced to investors and the resulting draw down of such future income tax liability be recorded as a credit to income upon renunciation of the exploration expenditures by the Company.  EIC - 146 is effective for all flow-through share transactions initiated after 19 March 2004.

United States GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet.  At the time the expenditures are renounced, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded.  During the years presented, there were no GAAP differences.

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Year Ended 31 December 2005	Year Ended 31 December 2004	Year Ended 31 December 2003
Loss for the period as reported	$(1,368,370)	$(1,652,721)	$(1,177,923)
Write-off of mineral property costs	(1,074,807)	(599,354)	(822,840)
Foreign exchange adjustment	(2,072)	(13,520)	(22,377)
Loss for the period in accordance with United States GAAP	$(2,445,249)	$(2,265,595)	$(2,023,140)
Pr imary loss per share for the year in accordance with United States GAAP	$(0.08)	$(0.08)	$(0.11)

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

10.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Year Ended 31 December 2005	Year Ended 31 December 2004	Year Ended 31 December 2003
Deficit - As reported	$(22,479,334)	$(21,104,497)	$(19,396,866)
Stock compensation expense	(244,404)	(244,404)	(244,404)
Write-off of mineral property costs	(8,584,178)	(7,509,371)	(6,910,017)
Share issuance costs	972,026	965,559	910,649
Foreign exchange adjustment	(37,969)	(35,897)	(22,377)
Deficit in accordance with United States GAAP	$(30,373,859)	$(27,928,610)	$(25,663,015)

g)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

Common Shares
	Number	Amount	Deficit	Contributed Surplus	Comprehensive Income	Total
Shareholders' equity balance as reported at 31 December 2003	26,266,705	$29,334,259	$(19,396,866)	$499,845	$-	$10,437,238
Stock compensation expense	-	244,404	(244,404)	-	-	-
Write-off of mineral property costs	-	-	(6,910,017)	-	-	(6,910,017)
Share issuance costs	-	(910,649)	910,649	-	-	-
Investments held for re-sale	-	-	-	-	288,129	288,129
Foreign exchange adjustment	-	-	(22,377)	-	22,377	-
Shareholders' equity in accordance with United States GAAP at 31 December 2003	26,266,705	$28,668,014	$(25,663,015)	$499,845	$310,506	$3,815,350
Shareholders' equity balance as reported at 31 December 2004	29,992,205	$30,411,391	$(21,104,497)	$857,995	$-	$10,164,889
Stock compensation expense	-	244,404	(244,404)	-	-	-
Write-off of mineral property costs	-	-	(7,509,371)	-	-	(7,509,371)
Share issuance costs	-	(965,559)	965,559	-	-	-
Investments held for re-sale	-	-	-	-	127,403	127,403
Foreign exchange adjustment	-	-	(35,897)	-	35,897	-
Shareholders' equity in accordance with United States GAAP at 31 December 2004	29,992,205	$29,690,236	$(27,928,610)	$857,995	$163,300	$2,782,921
Shareholders' equity balance as reported at 31 December 2005	31,562,590	$30,714,606	$(22,479,334)	$1,072,794	$-	$9,308,066
Stock compensation expense	-	244,404	(244,404)	-	-	-
Write-off of mineral property costs	-	-	(8,584,178)	-	-	(8,584,178)
Share issuance costs	-	(972,026)	972,026	-	-	-
Foreign exchange adjustment	-	-	(37,969)	-	37,969	-
Shareholders' equity in accordance with United States GAAP at 31 December 2005	31,562,590	$29,986,984	$(30,373,859)	$1,072,794	$37,969	$723,888

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

10.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

h)

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".  SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans".  SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after 15 June 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after 15 December 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2005 and 2004
Canadian Funds

10.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

h)

New Accounting Pronouncements - Continued

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and supersedes FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements - an amendment of APB Opinion No. 28." SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.  The company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140."  This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.  It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.  In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.  It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.  SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after 15 September 2006.  The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

11.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

Corporate Information

Freegold Ventures Limited
2303 West 41st Avenue
Vancouver, British Columbia, Canada
V6M 2A3

Toll Free: 1.800.667.1870
Tel: 604.685.1870
Facsimile: 604.685.8045

Email: ir@freegoldvetures.com
www.freegoldventures.com

Officers & Directors

Harry Barr, Chairman
Steve Manz, BASc, MBA, President & CEO
Michael Gross, MS, PGeo, VP Exploration
J. Kristina Walcott, VP Business Development
Gordon Steblin, B Comm, CGA, CFO
Taryn Downing, Corporate Secretary
Colin Bird, C Eng, Director
Bernard Barlin, BSc, P Eng, Director
Hubert Marleau, Director
Hans von Michaelis, PhD, Director

Registar & Transfer Agent

CIBC Mellon Trust Company

Auditors

Staley, Okada & Partners

Legal Counsel

Devlin Jensen
Barrister and Solicitors

Shares Listed

Toronto Stock Exchange (TSX)
Ticker Symbol: ITF
OTC BB: FGOVF

Investor Relations Contact

Spiros Cacos, MA
Manager, Investor Relations

36

For Information

Spiros Cacos
Manager, Investor Relations

2303 West 41st Avenue
Vancouver, British Columbia
V6M 2A3

Telephone: 1.604.685.1870
Toll Free: 1.800.667.1870
Facsimile: 1.604.685.8045

ir@freegoldventures.com
www.freegoldventures.com